EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

Members of the Profit Sharing and Retirement Committee

Territorial Bancorp Inc.:

We consent to the incorporation by reference in the registration statement No. 333-168839 on Form S-8 of Territorial Bancorp Inc. of our report dated June 27, 2014, with respect to the statements of net assets available for benefits of the Territorial Savings Bank 401(k) Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report for Form 11-K of the Territorial Savings Bank 401(k) Plan.

/s/ KPMG LLP
Honolulu, Hawaii

June 27, 2014